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Exhibit 99(a)(15)

Form of email reminder to eligible option holders

From:    Lisa Iglesias

RE:    Stock Option Exchange Program—Deadline January 31, 2002

REMINDER—If you would like to participate in the Stock Option Exchange Program, please return the blue Election form (included in the package mailed to your home) to Joan Lancellot in the Law Department by fax (954-938-7780) or by mail at 2050 Spectrum Blvd., Fort Lauderdale, Florida 33309. The Election form must be received before 5:00 p.m. on January 31, 2002, in order to be considered for the Exchange Program.

If you have any questions regarding the Exchange Program, please direct them to me at (954) 351-8370 or email them to me at lisaiglesias@spherion.com.

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  Exhibit 99(a)(15)